Professionally Managed Portfolios
c/o U.S. Bank Global Fund Services
615 East Michigan Street
Milwaukee, Wisconsin 53202

August 19, 2022

VIA EDGAR TRANSMISSION

Mr. Ryan Sutcliffe
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, NE
Washington, D.C. 20549

Re:	Professionally Managed Portfolios (the “Trust”)
Securities Act Registration No: 033-12213
Investment Company Act Registration No: 811-05037

Dear Mr. Sutcliffe:

This correspondence is being filed in response to your oral comments and suggestions of August 5, 2022 and August 18, 2022, regarding the Trust’s Post-Effective Amendment (“PEA”) No. 835 to its registration statement on Form N-1A. PEA No. 835 was filed pursuant to Rule 485(a) under the Securities Act of 1933, as amended, on Form N-1A on June 24, 2022, for the purpose of registering a new series to the Trust. The names of the new funds are Osterweis Short Duration Credit Fund and Osterweis Sustainable Credit Fund (the “Funds”).

For your convenience, each comment has been reproduced below with a response following the comment. Capitalized terms not otherwise defined have the same meaning as in the PEA.

Prospectus Comments

Staff Comment No. 1: Please respond to the comments no less than five days prior to effectiveness. If the Trust is unable to do so, please plan on extending the effectiveness of PEA 835 by filing post-effective amendment pursuant to Rule 485(b)(1)(iii), otherwise known as a “BXT.”

Response: As requested, the Trust has filed this response letter more than five days before PEA 835 is scheduled to automatically become effective 75 days after it was filed (i.e., on September 7, 2022). For your information, the Trust fully expects to file a BXT to extend the effectiveness of the PEA 835 to a date closer to when the Reorganizations are anticipated to be consummated.

Staff Comment No. 2: Please complete all brackets and missing information.

Response: The Trust has filled in all brackets and missing information.

Staff Comment No. 3: In the summary sections of both Funds, please bold the sentence that reads “You may pay other fees, such as brokerage commissions and other fees to financial intermediaries, which are not reflected in the table and example below.”

Response: The Trust responds by placing in bold font the referenced sentence as shown below:

Fees and Expenses of the Fund

This table describes the fees and expenses that you may pay if you buy, hold and sell shares of the Fund. You may pay other fees, such as brokerage commissions and other fees to financial intermediaries, which are not reflected in the table and example below.

Staff Comment No. 4: In the Summary Section of the Short Duration Credit Fund, please confirm that AFFE does not exceed 1 bps. If it does, please add an appropriate line item to the Fees and Expenses table.

Response: The Trust has confirmed with the Adviser that AFFE is not expected to exceed 1 bps for the Short Duration Credit Fund. Accordingly, the Trust has not added the AFFE line item to the Fees and Expenses table.

Staff Comment No. 5: Please confirm there are no fee reimbursements or recoupment arrangements reflected in the “Other Expenses” line item for the Short Duration Credit Fund only.

Response: The Trust has confirmed with the Adviser that there are no fee reimbursements or amounts to be recouped reflected in the Fees and Expenses table for the Short Duration Credit Fund.

Staff Comment No. 6: It appears that the Short Duration Credit Fund may invest significantly in unrated or distressed debt securities and leveraged loans. Given the liquidity profile of these investments, please explain supplementally how the Fund determined that its investment strategy is appropriate for the open-end structure. The response should include information concerning the relevant factors referenced in the adopting release Rule 22e-4. The response may also include general market data on the types of investments the Fund intends to hold. (See LRMP Release Oct. 13, 2016.)

Response: The Trust responds supplementally by noting that the Adviser to the Predecessor Fund currently conducts an ongoing analysis of the Predecessor Fund’s investments and regularly monitors the Predecessor Fund’s illiquid investments and came to the conclusion that the Predecessor Fund’s investment strategy is appropriate for an open-end structure. In coming to that conclusion, the Adviser considered the following factors in assessing the Fund’s liquidity risk:

(i) short-term and long-term cash flow projections, considering size, frequency, and volatility of historical purchases and redemptions of fund shares during normal and stressed periods; the fund’s redemption policies; the fund’s shareholder ownership concentration; the fund’s distribution channels; and the degree of certainty associated with the fund’s short-term and long-term cash flow projections;
(ii) the fund’s investment strategy and liquidity of portfolio investments;
(iii) use of borrowings and derivatives for investment purposes; and
(iv) holdings of cash and cash equivalents, as well as borrowing arrangements and other funding sources.

After reviewing the above factors, the Adviser concluded that the Predecessor Fund’s strategy is appropriate for an open-end fund during both normal and reasonably foreseeable stressed conditions. The Adviser noted that the Predecessor Fund does not utilize derivatives and has not entered into any borrowing arrangements. As this Fund will hold the same investments as the Predecessor Fund, the Adviser has made the same conclusion for this Fund. When the Fund receives redemption requests from shareholders, and the Fund does not have cash on hand to meet those redemptions, the Fund may sell portfolio assets to generate cash to meet the redemptions and generally has the discretion to determine which assets will be sold.

The Adviser seeks to control risk through rigorous credit analysis, economic analysis, interest rate forecasts and sector trend review. The Adviser has always monitored illiquid investments in the Predecessor Fund and exposure to illiquid investments has remained below 15% since inception of the Predecessor Fund. In addition, the Fund actively manages fund liquidity to avoid forced sales to meet redemptions. Bank loans make up 30.2% of the portfolio as of June 30, 2022, and have historically averaged 13.2% of the portfolio since inception and 17.7% of the portfolio over the last five years. The Adviser tends to only participate in term loans, which are fully funded direct loans, whose agent banks are large banking institutions who provide two-way liquidity using their own balance sheets. The Predecessor Fund currently does not hold loan participations.

Staff Comment No. 7: On page 3, it has been noted that the Fund may consider third-party data providers to select investments. In the principal strategies section, please identify the primary providers the Fund intends to use. Please also briefly summarize each provider’s criteria or methodology in the principal strategies. Also, please consider any related principal risks to the Fund’s use of third-party data providers. Please briefly identify examples of the ESG criteria considered.

Response: The Adviser has confirmed that it does not rely on any third-party to select its investments. Instead, third-party providers are simply one of many sources factored into decisions the Adviser makes when deciding to invest in a particular security. Rather than give undue weight to the utility of such third-party providers, the Adviser has opted to remove mention of third-party providers from the prospectus as shown below.

The Adviser utilizes a proprietary sustainability research database, fundamental sector research, and the portfolio managers’ evaluation in constructing the Fund’s portfolio. The portfolio management team also selects securities based on an issuer’s ability to manage the ESG risks to which its business is exposed, as determined by

Adviser. ~~The Adviser may consider, but does not rely on, third-party data sources or recommendations when making investment decisions for the Fund.~~ The sustainable credit research process considers environmental, social and governance risks and issues for an issuer through a review of five primary ESG focus areas: (1) environmental factors which assess environmental risks; (2) external social factors which assess the effect on people and communities outside of the company; (3) stakeholder factors which assess the effect on business constituents, such as employees, vendors and investors; (4) strategic and operational factors which assess the sustainability of the company’s business strategy and operations; and (5) governance factors which assess ownership structure, risk management and oversight infrastructure and related exposures. The Adviser considers risks and opportunities holistically, meaning a security will not necessarily be excluded from investment due to an unfavorable evaluation of any one particular ESG factor if the overall analysis results in a favorable sustainability evaluation by the Adviser. Consistent with this approach, the Fund is permitted to invest in the securities of an issuer that may be at an earlier stage on the Adviser’s proprietary Sustainability Spectrum® with respect to ESG factors or has received lower ESG ratings from other commonly-known industry third-party services while also having a favorable non-ESG evaluation when measured at the time of investment, provided that the Adviser has determined that the company has placed and continues to maintain an acceptable level of emphasis on managing its ESG risks material to its business operations. The portfolio management team may also engage the issuer or relevant stakeholders of the issuer to gain a deeper understanding of a risk, promote improved risk management, and/or provide insight on potential opportunities.

Staff Comment No. 8: On page 4, please clarify and disclose whether the Fund believes that government securities are ESG neutral, positive, or negative in general or that the Fund evaluates individual investments of government securities against its chosen ESG criteria.

Response: The Trust has confirmed that the Adviser evaluates individual investments of government securities against its chosen ESG criteria. The Adviser noted supplementally that due to the low impact on the U.S. Government’s creditworthiness of ESG risks, the Adviser generally views U.S. Treasury securities to be acceptable investments.

Staff Comment No. 9: On page 6 regarding Currency Risk, please consider whether the Fund’s investment strategies expose it to LIBOR risk. If so, please add appropriate disclosure.

Response: The Trust has determined that the Fund’s investment strategies do expose it to LIBOR risk. Accordingly, at the Staff’s suggestion, the following risk disclosure was added:

•Risks Associated with the Discontinuation of the London Interbank Offered Rate (“LIBOR”): Certain instruments held by the Fund may pay an interest rate based on LIBOR, which is the offered rate for short-term loans between certain major international banks. The United Kingdom’s Financial Conduct Authority announced a desire to phase out the use of LIBOR by the end of 2021. On November 30, 2020, the administrator of LIBOR announced a delay in the phase out of a majority of the U.S. dollar LIBOR publications until June 30, 2023, while the remainder of LIBOR publications ceased at the end of 2021. While the effect of the phase out cannot yet be determined, it may result in, among other things, increased volatility or illiquidity in markets for instruments based on LIBOR and changes in the value of some LIBOR-based investments or the effectiveness of new hedges placed against existing LIBOR-based investments, particularly insofar as the documentation governing such instruments does not include “fall back” provisions addressing the transition from LIBOR.

Staff Comment No. 10: With regard to the Fund’s investments in foreign securities, please review the “Foreign Securities and Emerging Markets Risk” disclosure. The reference to depositary receipts may have to be removed. Please advise if the Fund will be principally investing in depositary receipts. If so, please clarify and confirm that it is not in the 80% bucket.

Response: The Trust has confirmed that as a primarily fixed income portfolio, the Fund does not invest in depositary receipts as a principal strategy. Accordingly, the disclosure has been revised to remove reference to such securities from the Prospectus as follows:

•Foreign Securities and Emerging Markets Risk: Investing in foreign securities, ~~including depositary receipts,~~ may involve increased risks due to political, social and economic developments abroad, and differences between United States and foreign regulatory practices. These risks can be elevated in emerging markets. Investments in emerging markets are generally more volatile than investments in developed foreign markets. Given the global interrelationships of today’s economy, volatility or threats to stability of any significant currency, such as occurred in the recent past with the European Monetary Union, or significant political instability, may affect other markets and affect the risk of an investment in the Fund.

Staff Comment No. 11: On page 7 in the “Performance” section, please confirm that the new index, ICE BofA 0-2 Yr. Duration BB-B U.S. High Yield Constrained Index, will not reflect returns for the Index prior to the Index’s inception.

Response: The Trust confirms that it will not reflect returns of the index from periods prior to the inception of the index. The inception date of the ICE BofA 0-2 Yr. Duration BB-B U.S. High Yield Constrained Index is April 30, 2006, while the Fund commenced operations on May 30, 2011. The completed average annual total returns table is as follows:

Osterweis Short Duration Credit Fund

Average Annual Total Returns As of December 31, 2021
	1 Year	5 Years	10 Years
Return Before Taxes	4.56%	3.09%	3.29%
Return After Taxes on Distributions	2.84%	1.59%	1.84%
Return After Taxes on Distributions and Sale of Fund Shares	2.68%	1.71%	1.89%
Bloomberg U.S. Aggregate Bond Index (reflects no deduction for fees, expenses or taxes)(1)	-1.54%	3.57%	2.90%
ICE BofA 0-2 Yr. Duration BB-B U.S. High Yield Constrained Index (reflects no deduction for fees, expenses or taxes)(1)	3.47%	3.55%	3.06%
(1) Effective August 10, 2022,the primary benchmark changed from the Bloomberg U.S. Aggregate Bond Index to the ICE BofA 0-2 Year Duration BB-B U.S. High Yield Constrained Index as the ICE BofA 0-2 Year Duration BB-B U.S. High Yield Constrained Index is more closely aligned with the Fund’s principal investment strategies and portfolio holdings.

Staff Comment No. 12: It appears that the Sustainable Credit Fund may invest significantly in unrated or distressed debt securities and leveraged loans. Given the liquidity profile of these investments, please explain supplementally how the Fund determined that its investment strategy is appropriate for the open-end structure. The response should include information concerning the relevant factors referenced in the adopting release Rule 22e-4. The response may also include general market data on the types of investments the Fund intends to hold. (See LRMP Release Oct. 13, 2016.)

Response: The Trust responds supplementally by noting that the Adviser to the Predecessor Fund currently conducts an ongoing analysis of the Predecessor Fund’s investments and regularly monitors the Predecessor Fund’s illiquid investments and came to the conclusion that the Predecessor Fund’s investment strategy is appropriate for an open-end structure. In coming to that conclusion, the Adviser considered the following factors in assessing the Fund’s liquidity risk:

(i) short-term and long-term cash flow projections, considering size, frequency, and volatility of historical purchases and redemptions of fund shares during normal and stressed periods; the fund’s redemption policies; the fund’s shareholder ownership concentration; the fund’s distribution channels; and the degree of certainty associated with the fund’s short-term and long-term cash flow projections;
(ii) the fund’s investment strategy and liquidity of portfolio investments;
(iii) use of borrowings and derivatives for investment purposes; and
(iv) holdings of cash and cash equivalents, as well as borrowing arrangements and other funding sources.

After reviewing the above factors, the Adviser concluded that the Fund’s strategy is appropriate for an open-end fund during both normal and reasonably foreseeable stressed conditions. The Adviser noted that the Predecessor Fund does not utilize derivatives and has not entered into any borrowing arrangements. As this Fund will hold the same investments as the Predecessor Fund, the Adviser has made the same conclusion for this Fund. When the Fund receives redemption requests from shareholders, and the Fund does not have cash on hand to meet those redemptions, the Fund may sell portfolio assets to generate cash to meet the redemptions and generally has the discretion to determine which assets will be sold.

The Adviser seeks to control risk through rigorous credit analysis, economic analysis, interest rate forecasts and sector trend review. The Adviser has always monitored illiquid investments in the Predecessor Fund and exposure to illiquid investments has remained below 15% since inception of the Predecessor Fund. In addition, the Predecessor Fund actively manages fund liquidity to avoid forced sales to meet redemptions. Bank loans make up 41.9% of the portfolio as of June 30, 2022, and have historically averaged 19.3% of the portfolio since inception. The Adviser tends to only participate in term loans, which are fully funded direct loans, whose agent banks are large banking institutions who provide two-way liquidity using their own balance sheets. The Predecessor Fund currently does not hold loan participations.

Staff Comment No. 13: In the second full paragraph on page 11 under the Fund’s “Principal Investment Strategies,” there is a reference to the “short duration characteristics” of the securities; however, no other mention is made of such characteristics for the Fund in Item 4. Please provide additional disclosure and clarify.

Response: The Trust responds by removing the sentence in its entirety from the referenced paragraph as shown below. It was originally included by mistake.

The Adviser manages default risk by selecting securities of issuers that it believes will pay interest and principal regardless of their credit rating, based upon the adviser’s credit analysis of each issuer. The Adviser may also select securities that are in default, subject to bankruptcy or reorganization where the Adviser believes the risks to be consistent with capital preservation, based on the Adviser’s analysis of an issuer’s liquidation value or post-bankruptcy or post-reorganization value. ~~The Adviser believes that the combination of this fundamental analysis and the short duration characteristics of the securities result in a low volatility, absolute return risk profile.~~

Staff Comment No. 14: Please disclose details regarding actual ESG sustainability factors utilized and how they are considered or weighed. Discuss in what situations the factors are disregarded. Also see response to Staff Comment No. 7 above.

(a) As further commented on August 18, 2022, please provide more detail regarding who the “stakeholders” are in the newly-proposed disclosure.

(b) As further commented on August 18, 2022, consider revising the proposed added sentence that states, “The specific risks and issues which are considered or disregarded are determined by the Adviser in its judgement based on those it deems to be material to the evaluation of a particular issuer’s creditworthiness.” As it currently reads, it appears that the five ESG focus areas outlined could possibly never be considered.

Response: The Trust responds by enhancing the disclosure in the “Principal Investment Strategies” section as shown in response to Staff Comment No. 7 above.

(a) Specifically, with respect to Staff Comment No. 14(a), the Trust has decided to revise the proposed referenced phrase to read as follows:
(3) stakeholder factors which assess the effect on ~~internal stakeholders including employees~~ business constituents, such as employees, vendors and investors;

(b) Specifically, with respect to Staff Comment No. 14(b), the Trust has decided to delete the referenced sentence in its entirety.

Staff Comment No. 15: In the fourth full paragraph on page 11 under the “Principal Investment Strategies” section, please explain what “tends to disqualify” means with respect to the type of companies the Adviser may exclude from the portfolio. For example, are any of the types of companies listed eligible for investment based on the proprietary Sustainability Spectrum®? If so, please explain how. If not, please consider revising the disclosure. Per the additional comment provided on August 18, 2022, consider retaining some of the types of industries in which the Fund would not invest in the disclosure as examples and correlate the examples to the five ESG focus areas noted.

Response: The Adviser has revised the disclosure as suggested. While the Staff only requested this change be made on behalf of the Osterweis Sustainable Credit Fund, the Trust has opted to apply the change to the disclosure for both Funds as shown below:

The Adviser does not employ negative screening. However, the Adviser tends to disqualify companies with exposure to ~~vice~~ industries with elevated risks and issues related to the five ESG focus areas noted below. Such industries include, for example, casinos (governance, external social), oil and gas (environmental) and weapons and alcohol (external social). ~~, such as alcohol, tobacco industry, the operation gambling casinos, the production or trade of pornographic materials, weapons or the oil industry, because they often do not align with the Adviser’s proprietary Sustainability Spectrum®.~~

Staff Comment No. 16: On page 15, the Staff noted that the Sustainable Credit Fund contained disclosure related to LIBOR risk unlike the Short Duration Credit Fund per Staff Comment No. 9 above. Please reconcile.

Response: See the Trust’s response to Staff Comment No. 9 above. The Trust has added the same LIBOR risk disclosure shown under the Sustainable Credit Fund to the “Principal Investment Risks” section of the Short Duration Credit Fund.

Staff Comment No. 17: On page 15 with regard to the Liquidity Risk, please disclose that it may take longer than seven days for leverage loans transactions to settle, which means it could take time for money to clear after selling. Please also address how this Fund intends to meet short-term liquidity which may arise as the result of settlement period. If the Fund holds a significant amount of covenant lite loans, please revise principal risk disclosure to include heightened risks associated with those loans.

Response: The Trust responds by enhancing the Liquidity Risk disclosure as shown below. The Trust confirms that the Fund does not hold a significant amount of covenant lite loans so has not revised the risk disclosure in that regard. The Fund intends to meet short-term liquidity needs through the cash and other short-term securities held in the portfolio. Additionally, the Fund is permitted to redeem in-kind as outlined on page 36 of the Prospectus.

Item 4
•Liquidity Risk: Securities purchased by the Fund may become illiquid particularly during periods of market turbulence. Illiquid investments may be more difficult to trade and value than liquid ones. Floating rate loans, for example, generally are subject to legal or contractual restrictions on resale. If the Fund is forced to sell these investments promptly to meet redemption requests or for other needs, the Fund may incur a loss. Loans and other securities may trade only in the over-the-counter market rather than on an organized exchange and may be more difficult to purchase or sell at a fair price, which may have a negative impact on the Fund’s performance. Additionally, loan transactions may require extended settlement periods (i.e., more than seven days) before cash is received.

Item 9
Liquidity Risk:    The risk associated with a lack of marketability of instruments which may make it difficult or impossible to sell the instruments at desirable prices in order to minimize loss. A Fund may have to reduce the selling price, sell other investments, or forgo another more appealing investment opportunity. Floating rate loans generally are subject to legal or contractual restrictions on resale. Floating rate loans also may trade infrequently on the secondary market. The value of the loan to a Fund may be impaired in the event that the Fund needs to liquidate such loans. The inability to purchase or sell floating rate loans and other debt securities at a fair price may have a negative impact on a Fund’s performance. Securities in which a Fund invests may be traded in the over-the-counter market rather than on an organized exchange and therefore may be more difficult to purchase or sell at a fair price.

Neither Fund will acquire any illiquid investment if, immediately after the acquisition, the Fund will have invested more than 15% of its net assets in illiquid investments. Illiquid investments means any investments that the Adviser reasonably expects cannot be sold or disposed of in seven calendar days or less under current market conditions without the sale or disposition significantly changing the market value of the investment.

Staff Comment No. 18: On page 16 in the “Performance” section, please confirm that the new index, ICE BofA Single-B U.S. High Yield Index, will not reflect returns for the Index prior to the Index’s inception.

Response: The Trust confirms that it will not reflect returns of the index from periods prior to the inception of the index. The inception date of the ICE BofA Single-B U.S. High Yield Index is December 31, 1996, while the Fund commenced operations on May 31, 2019. The completed average annual total returns table is as follows:

Osterweis Sustainable Credit Fund

Average Annual Total Returns as of December 31, 2021
	1 Year	Since Inception of the Fund (5/31/2019)
Return Before Taxes	5.63%	2.42%
Return After Taxes on Distributions	3.54%	0.91%
Return After Taxes on Distributions and Sale of Fund Shares	3.31%	1.20%
Bloomberg U.S. Aggregate Bond Index (reflects no deduction for fees, expenses or taxes)(1)	-1.54%	3.68%
ICE BofA Single-B U.S. High Yield Index (reflects no deduction for fees, expenses or taxes)(1)	4.88%	5.85%
(1) Effective August 10, 2022, the primary benchmark changed from the Bloomberg U.S. Aggregate Bond Index to the ICE BofA Single-B U.S. High Yield Index as the ICE BofA Single-B U.S. High Yield Index is more closely aligned with the Fund’s principal investment strategies and portfolio holdings.

Staff Comment No. 19: See Staff Comment No. 9 above and reconcile the LIBOR risk disclosure under Item 9 on page 22 if it applies to both Funds.

Response: The Trust has determined that each Fund’s investment strategies expose it to LIBOR risk. See the response to Staff Comment No. 20 below.

Staff Comment No. 20: In the first sentence of the LIBOR Risk disclosure on page 26, please remove reference to the Osterweis Funds not included in this Prospectus.

Response: The Trust responds by making the correction to the disclosure as noted below:

Risks Associated with the Discontinuation of the London Interbank Offered Rate (“LIBOR”): ~~The Osterweis Strategic Income Fund, the Osterweis Growth & Income Fund and the Osterweis Total Return Fund~~ Each Fund invests significantly in corporate bonds that have interest rate provisions linked to LIBOR. Certain instruments held by the Fund may pay an interest rate based on the London Interbank Offered Rate (“LIBOR”), which is the offered rate for short-term loans between certain major international banks. The United Kingdom’s Financial Conduct Authority announced a desire to phase out the use of LIBOR by the end of 2021. On November 30, 2020, the administrator of LIBOR announced a delay in the phase out of a majority of the U.S. dollar LIBOR publications until June 30, 2023, with the remainder of LIBOR publications to still end at the end of 2021. While the effect of the phase out cannot yet be determined, it may result in, among other things, increased volatility or illiquidity in markets for instruments based on LIBOR and changes in the value of some LIBOR-based investments or the effectiveness of new hedges placed against existing LIBOR-based investments, particularly insofar as the documentation governing such instruments does not include “fall back” provisions addressing the transition from LIBOR. Uncertainty and volatility arising from the transition may result in a reduction in the value of certain LIBOR-based instruments held by the Fund or reduce the effectiveness of related transactions. Any such effects of the transition away from LIBOR, as well as other unforeseen effects, could result in losses to the Fund and may adversely affect the Fund’s performance or net asset value.

Staff Comment No. 21: Please update the Financial Highlights for both Funds when available.

Response: The Trust responds by updating the Financial Highlights to reflect the April 30, 2022 fiscal year end numbers. See the Appendix at the end of this letter.

Staff Comment No. 22: On page 43 in the Sustainable Credit Fund financial statement, please fix the dollar sign on the 6th line down for “Paid in Capital for Redemption Fees.”

Response: This has been corrected. See the Appendix at the end of this letter.

Staff Comment No. 23: In the SAI, on page 20, please supplementally explain the sentence after the list of restrictions, and how it connects to the Short Duration Fund’s average portfolio duration of 3 1/2 years.

Response: The Trust has reviewed the referenced sentence and has added a clarification as shown below:

If a restriction on a Fund's investments is adhered to at the time an investment is made, a subsequent change in the percentage of a Fund’s assets invested in certain securities or other instruments, or temporary change in average duration of a Fund's investment portfolio, resulting from changes in the value of a Fund's total assets, will not be considered a violation of the restriction; provided, however, that the asset coverage requirement applicable to borrowings shall be maintained in the manner contemplated by applicable law.

Staff Comment No. 24: On page 28 of the SAI, with regard to the proxy voting policy for the Sustainable Credit Fund only, the Fund should disclose, where appropriate, how it will approach relevant ESG proxy issues for its portfolio companies. Alternatively, please explain in correspondence why it believes such disclosure is not required.

Response: The Trust notes that the Fund primarily invests in fixed income securities. Accordingly, it does not have the opportunity to vote on proxy proposals. The Trust has added the following disclosure to SAI on page 39:

Although many proxy proposals can be voted in accordance with the Adviser’s Proxy Policies, some proposals will require special consideration, and the Adviser will make a decision on a case-by-case basis in these situations. Because the Funds invest primarily in fixed income securities, they are rarely provided the opportunity to vote on proxy matters.

If you have any questions regarding the enclosed, please do not hesitate to contact the undersigned at carl.gee@usbank.com or (414) 765-6873 or Elaine Richards at elaine.richards@usbank.com or (626) 914-7363.
Sincerely,

/s/ Carl G. Gee
Carl G. Gee
Vice President and Secretary
Professionally Managed Portfolios

Appendix

FINANCIAL HIGHLIGHTS

The financial highlights for the Funds reflect the historical financial highlights of the Predecessor Funds. Upon completion of the reorganizations of each Predecessor Fund with and into the corresponding Fund, which occurred as of the close of business on October 7, 2022, the Investor Class shares assumed the performance, financial and other historical information of the then-existing Class I shares.

Certain information reflects financial results for a single Fund share. “Total return” reflects how much your investment in a Fund would have increased or decreased during each period, assuming you had reinvested all dividends and distributions. The Funds’ information has been audited by [___], the Predecessor Funds’ independent registered public accounting firm. Their report and the Funds’ financial statements (which have been adopted by the Funds), are included in the Predecessor Funds’ most recent annual report to shareholders.

Osterweis Short Duration Credit Fund
Per Share Data and Ratios for a Share of Beneficial Interest Outstanding Throughout Each Period Presented

	Predecessor Fund Class I
	Year Ended April 30, 2022		Year Ended April 30, 2021	Year Ended April 30, 2020	Year Ended April 30, 2019	Year Ended April 30, 2018

Net asset value, beginning of period	$9.66		$9.15	$9.99	$9.95	$9.97
Activity from investment operations:
Net investment income (1)	0.43		0.40	0.39	0.35	0.25
Net realized and unrealized gain (loss) on investments	(0.54)		0.53	(0.83)	0.03	(0.02)
Total from investment operations	(0.11)		0.93	(0.44)	0.38	0.23
Paid-in-Capital from Redemption fees (2)	0.00		0.00	0.00	0.00	0.00
Less distributions from:
Net investment income	(0.43)		(0.42)	(0.40)	(0.34)	(0.25)
Net asset value, end of year	$9.12		$9.66	$9.15	$9.99	$9.95
Total return (3)	(1.30)%		10.33%	(4.63)%	3.92%	2.28%
Net assets, end of year (000s)	$217,611		$230,793	$305,183	$377,432	$278,987

Ratio of expenses to average net assets	0.99	% (4)	1.05%	1.01%	1.01%	1.27%
Ratio of net investment income to average net assets	4.46%		4.28%	3.97%	3.48%	2.51%
Portfolio turnover rate	131%		94%	95%	135%	152%
______________

(1)Per share amounts calculated using average shares method, which more appropriately presents the per share data for each period.
(2)Less than $0.005 per share.
(3)Total returns are historical in nature and assume changes in share price, reinvestment of dividends and capital gain distributions, if any.
(4)Effective July 1, 2021, the operating expense limitation was reduced to 0.99% from 1.25%.

Osterweis Sustainable Credit Fund

Per Share Data and Ratios for a Share of Beneficial Interest Outstanding Throughout Each Period Presented

	Predecessor Fund Class I

	Year Ended April 30, 2022		Year Ended April 30, 2021	Period Ended April 30, 2020 (1)

Net asset value, beginning of period	$9.67		$9.14	$10.00
Activity from investment operations:
Net investment income (2)	0.45		0.33	0.25
Net realized and unrealized gain (loss) on investments	(0.43)		0.52	(0.89)
Total from investment operations	0.02		0.85	(0.64)
Paid-in-Capital from Redemption fees	0.00	(3)	—	0.00	(3)
Less distributions from:
Net investment income	(0.53)		(0.32)	(0.22)
Net asset value, end of period	$9.16		$9.67	$9.14
Total return (4)	0.04%		9.41%	(6.53)	% (5)
Net assets, end of period (000s)	$6,404		$19,439	$10,277
Ratios to average net assets:
Expenses, before waiver/reimbursement (6)	2.32%		1.66%	2.51	% (7)
Expenses, net waiver/reimbursement	1.08	% (8)	1.25%	1.25	% (7)
Net investment income, net waiver/reimbursement	4.72%		3.48%	2.85	% (7)
Portfolio turnover rate	69%		75%	62	% (5)
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(1)The Predecessor Fund commenced operations on June 5, 2019.
(2)Per share amounts calculated using average shares method, which more appropriately presents the per share data for each period.
(3)Less than $0.005 per share.
(4)Total returns are historical in nature and assume changes in share price, reinvestment of dividends and capital gain distributions, if any. Had the advisor not absorbed a portion of the Fund’s expenses , total returns would have been lower.
(5)Not annualized
(6)Represents the ratio of expenses to average net assets absent any fee waivers and expense reimbursements by the advisor.
(7)Annualized
(8)Effective July 1, 2021, the operating expense limitation was reduced to 0.99% from 1.25%.